EXHIBIT 1(a)

October 26, 1999

STRICTLY CONFIDENTIAL

The Board of Directors
Chesapeake Corporation
1021 East Cary Street
Richmond, VA 23218

ATTENTION: MR. THOMAS H. JOHNSON, CHIEF EXECUTIVE OFFICER

Dear Tom:

As you know, you and I have had a number of discussions regarding various business arrangements between Shorewood and Chesapeake. I believe it is in both of our companies' and their respective shareholders' best interest to move these discussions forward. The purpose of this letter is to propose that Shorewood acquire Chesapeake at a substantial premium to your current market value. Shorewood's Board of Directors met today and has authorized transmittal of this proposal to you and your Board.

Tom, I believe our proposal is a compelling one and would be very exciting for Chesapeake's shareholders, employees, management and customers. We are in a position to make a proposal to acquire Chesapeake at $40 per share in cash which represents a 41% premium to yesterday's closing price and a 38% premium to the 20-day average closing price. This proposal reflects the input of our senior management team, many of whom were part of the Shorewood due diligence team that reviewed our potential acquisition of Field, and it also reflects a thorough review of all publicly available information.

We have met with our financial advisors and financing sources and believe that financing does not present an issue in this transaction. It would be our expectation that the Board of Directors of Chesapeake would meet to review this letter as soon as possible and authorize exclusive discussions with us. At such time we would be prepared to discuss our financing plan for the transaction with you (and would anticipate that our ultimate agreement to acquire Chesapeake would not be subject to any type of financing condition). Further, we do not believe that any significant obstacles such as anti-trust or other conditions exist.

We are sensitive to the inherent difficulties faced by you in negotiating this type of transaction in a public forum and are prepared to negotiate confidentiality with you provided that you are prepared to begin these negotiations in an exclusive and expedient fashion intended to result in a transaction with Shorewood.

We feel that our proposal represents a significant immediate cash premium to Chesapeake shareholders and represents a price that we believe your Board and stockholders should enthusiastically support. We urge you and your fellow

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directors to give serious consideration to the merits of this transaction and reiterate our willingness to work with you in an expedient and confidential manner intended to serve the interests of the shareholders of Chesapeake Corporation.

I look forward to your response to this proposal and look forward to working with all of you in achieving this major event for both of our companies and their respective shareholders.

Sincerely,


SHOREWOOD PACKAGING CORPORATION


/S/ Marc P. Shore


Marc P. Shore
Chairman of the Board

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